

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Tim JW Tookey
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

  Re: Lloyds Banking Group plc
    Form 20-F for Fiscal Year Ended December 31, 2010
    Filed May 13, 2011
    File No. 001-15246

Dear Mr. Tookey:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Lloyds Banking Group Responds to the Interim Report From the Independent…, page 10

1. Please describe the material aspects of Project Verde, including quantification of the amount of assets and liabilities you plan to divest. Does the ICB have sole authority to expand the divestiture? If other parties are entitled to participate in the decision, please identify the other parties.

Line of Business Information, page 28

Reconciliation of Combined Businesses Profit (Loss) Before Tax to Statutory Profit…, page 29

Insurance grossing adjustment, page 32

2.   We note your description of the insurance grossing adjustment. Given the significance of the amounts, please tell us and expand your description in future filings to discuss specifically what is being netting down for purposes of your disclosure and how the amounts were determined.

Retail, page 33

3.   Please provide descriptions of the lending criteria applicable to your major loan products. We note your disclosure on page 34 that secured impairment losses decreased in 2010 due in part to "prudent lending criteria." Your revised disclosure should explain how your lending practices have changed.

Combined Businesses Basis Summary, page 47

4.   We note your column containing the "fair value unwind" adjustments and the brief descriptions of the changes in this amount in the discussion of each of your segments. Please expand your disclosure in future filings to better explain what these adjustments represent and the drivers of the amounts each period. For example, consider adding a description of the purpose of the adjustment on page 32 where you describe the other adjustments and discuss the following:

- Periods the adjustments are expected to be recognized, and drivers regarding the recognition of the amounts each period; and

- An example of what the adjustments represent. For example, a discussion that the write-down of the receivables at the acquisition date results in higher interest income accretion over the life of the loans, which is reflected in net interest income.

Intensive Care of Customers in Difficulty, page 66

5.   Please disclose whether loans benefitting from UK Government Sponsored programs are considered troubled debt restructurings or otherwise impaired.

Impairments on Group Loans and Advances, page 68

6.   We note your disclosure of the total impairment provisions and fair value adjustments recognized on loans and advances as of December 31, 2010 and 2009. In future filings,

please expand your disclosure to discuss how the fair value adjustments arose and what they represent and discuss how the amount of fair value adjustments decrease over time.

Mortgages Greater than Three Months in Arrears (Excluding Possessions), page 71

7. Please revise future filings to explain the types of loans and borrowers included in the categories of "buy to let" and "specialist." Additionally, to the extent that the loan products or features, or the related underwriting practices, change based on the borrowers in these categories, please discuss those differences.

Secured loan to value analysis, page 71

8. We note your disclosure that the average loan-to-value ratio (LTV) for new mortgages and further advances written was 60.9 percent in 2010 compared with 59.3 percent for 2009. We also note your table on the top of page 72 that indicates that 13.2 percent of your mortgages have LTVs of greater than 100 percent. Please clarify whether these mortgages are concentrated in certain geographical regions. Please also tell us whether you hold the first lien position in all of your loans or whether you have some loans where you are in a junior position, and if so, please quantify those amounts.

Potential Problem Loans, page 86

9. We note your disclosure defining a potential problem loan, but we were unable to locate your disclosure quantifying the loans that you believe are potential problem loans, in accordance with Item III.C.2 of Industry Guide 3. Please tell us, and revise future filings to provide or clarify this disclosure in future filings.

Liquidity and Funding Management, page 96

10. We note your disclosure of the calculation of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) which will not be required for regulatory capital purposes until 2015 and 2018 respectively. Given that these measures are not yet required by a government, governmental authority or self-regulatory organization, it would appear that they are non-GAAP financial measures for purposes of Item 10 of Regulation S-K. Thus, please advise, or revise future filings to label the measures as non-GAAP and provide further clarifying disclosures regarding the use of the measures. For example, please provide more basis of the calculation of the measures, and disclose any significant judgments that went into the calculation of the measures given the limited regulatory guidance available about the requirements for these measures.

Liquidity Portfolio, page 99

11. We note your disclosures showing primary and secondary liquidity as of December 31, 2010 and 2009. Given the increase in the balance of primary liquidity over

the prior year and the distinct possibility of significant daily variations in the balances, in future filings please also provide this disclosure on an average balance for the period. Additionally, given the significance of the balances, and the different securities held, please consider providing more quantitative information about the amount of each asset type held as part of your primary and secondary liquidity.

12.   We note your disclosure that following the introduction of the FSA's Individual Liquidity Guidance under ILAS, you now manage your liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to the quantum of liquid assets. Please clarify if the coverage ratio used for this purpose is the LCR ratio disclosed on page 96 of your Form 20-F. If so, please discuss your goals and targets for this ratio in managing your liquidity, and whether you achieved those goals. If not, please discuss the actions you plan to take to achieve your internal goals.

Regulation, page 144

13.   We note your disclosure that you engage in a limited amount of business with parties in Iran, Syria, Cuba and Sudan. We are in the process of evaluating your disclosure and may have additional comments.

Government Related Risks, page 158

The Group has agreed to undertakings with HM Treasury…, page 158

14.   Please explain what it means to manage the institutions "on a commercial basis."

15.   We note your statement that there is a risk of the existing framework document between HM Treasury and UKFI being replaced or amended, leading to interference in the operations of the Group. Please describe the circumstances under which the agreement is subject to replacement or amendment.

16.   Please describe the "Project Merlin" agreement and all of its material terms. Additionally, explain your statement that the agreement is not a formal contract and clarify how it could present material risks to your company.

Business and Economic Risks, page 159

The Group's businesses are subject to inherent risks arising from general…, page 159

17.   Please expand your risk factor disclosure to quantify your exposure to the economies of Ireland, Italy, Greece, Portugal and Spain.

The Group's borrowing costs and access to the capital markets is dependent…, page 162

18.   Please quantify the effects of a one and two notch downgrade in your credit rating.

Competition Related Risks, page 165

The Company is a holding company and as a result, is dependent on dividends…, page 166

19.   To the extent that your subsidiaries are subject to restrictions on their ability to remit profits to the holding company, please expand the discussion to identify the restrictions.

Index to the Consolidated Financial Statements, page F-1

Note 1 – Basis of Preparation, page F-11

20.   We note your disclosure that you changed your accounting policy during 2010 to reflect the clarification by the IFRIC regarding the treatment of amounts previously recognized in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category. We note that you applied the change retrospectively and the effect was to reduce retained profits and increase available-for-sale revaluation reserves of £131 million as of January 1, 2009. Please tell us in more detail how you concluded that this change was not an error in your historical financial statements in accordance with IAS 8, instead of a change in accounting policy. In this regard, we note that the IFRIC Committee decided not to add this issue to its agenda as they believed that IAS 39 provided sufficient guidance on financial assets that are reclassified from available-for-sale to loans and receivables and thus did not expect diversity in practice.

Note 2 – Accounting Policies, page F-12

(A) Consolidation, page F-12

(1) Subsidiaries, page F-12

21.   We note that investment vehicles, such as Open Ended Investment Companies (OEICs), where the Group has control, typically through acting as fund manager and the life funds having a beneficial interest greater than 50%, are consolidated. Please provide your analysis of the criteria in paragraph 13 of IAS 27 supporting that through your role as fund manager you have the ability to control the entity and thus consolidation is appropriate. Please also clarify why in the case of your life funds only you have to act as a fund manager and have a beneficial interest greater than 50% in order to consolidate, when it appears from your disclosure that the beneficial interest criteria does not have to be met in non-life funds if you are the fund manager. Additionally, you indicate in the last paragraph on page F-91 that you manage 402 OEICs and of these 111 are consolidated.   Given that your role as fund manager is being used as a basis for

consolidation, explain to us why the remaining 291 OEICs that you manage are not subject to consolidation in accordance with IAS 27. Lastly, please clarify your disclosure on page F-91 where you appear to indicate that you had investments, at fair value in unconsolidated OEICs totaling £7.9 billion, but then in the last sentence of this disclosure you indicate that the Company held no investments in OEICs at any time during 2009 or 2010.

Collective Assessment, page F-16

22. You disclosed in the second paragraph on page F-17 that loans that are not currently recognized as impaired are grouped into homogenous portfolios by key risk drivers. Please expand your disclosure in future filings to discuss these key risk drivers. You also state that an assessment is made, based on statistical techniques, of the likelihood of each account becoming recognized as impaired within an emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. To enhance the transparency of your disclosure please also consider disclosing the emergence period that was assigned to each portfolio by management.

Write Offs, page F-17

23. We note that a loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realizing an available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. In future filings, please expand your disclosure to discuss the factors or events that would cause you to conclude there is no realistic prospect of recovery. As part of your response, please tell us whether this period or these factors have caused the write-off period to be shortened or lengthened during this recent economic cycle, and discuss whether there are any geographical trends, or trends by loan portfolio type.

(O) Insurance, page F-19

24. We note your high level summary of your accounting policies related to your life and general insurance business. In future filings, please expand your disclosures to address the following:

- Disclose the accounting standards you follow for purposes of developing your insurance accounting policies. In this regard, we note that on page 109 you disclose that with profit fund liabilities are valued in accordance with FRS 27, which is the UK GAAP standard issued for life assurance, but it is unclear which guidance you follow for your other insurance accounting policies and your non-life assurance business.

- Tell us whether you comply with all of the disclosure requirements outlined in the accounting standards applied for all of your insurance businesses.

- Tell us whether you have made any changes to your insurance accounting policies since adopting IFRS.

Note 3 – Critical Accounting Estimates and Judgments, page F-21

Unwind of HBOS Acquisition Fair Value Adjustments, page F-22

25. We note your disclosure that the fair value adjustment you made to the HBOS loans and receivables at acquisition was comprised of both an element reflecting market liquidity and an element reflecting future impairment losses at the date of acquisition. You also state that significant management judgment is required to determine the timing of the unwind of the element relating to future credit losses, which includes identification of the losses expected at the acquisition date and assessing whether anticipated losses will still be incurred. Finally, your disclosure states that of the £3.1 billion net credit recognized in the income statement related to the HBOS fair value unwind, £2.2 billion relates to impairment losses incurred which were expected at the date of the acquisition and £845 million relates to a reassessment of future credit losses. Please respond to the following:

- Tell us why so much of the net credit recognized in the income statement was due to credit aspects, as opposed to a portion reflecting market liquidity. As part of your response, please clarify the remaining net credit left to be accreted into earnings, separated between market liquidity and credit, and the expected time frame for this to occur.

- Tell us in more detail what the £845 million related to reassessment of future credit losses represents. For example, to the extent this represents credit losses no longer expected in the future, please tell us how you concluded it was appropriate to recognize this entire amount upfront, as opposed to accreting over the remaining life of the loans. Additionally, please tell us how you believe that future credit losses over the life of the loans could be reduced so substantially, particularly after the significant impairment losses recognized on these same HBOS loans during 2009.

- As it relates to the £2.2 billion net credit recognized related to the impairment losses expected at the acquisition, please tell us in more detail why this is recognized as a net credit in the income statement, and clarify whether offsets are recorded in another income statement line item.

- Tell us whether loans acquired in the HBOS acquisition are subject to the same impaired loan policies as your other originated loans. Specifically, please clarify whether for purposes of determining if a loan should be classified as impaired you compare the amounts expected to be collected to the original contractual amounts, or the fair value amount that the loans were recorded at in the acquisition.

Payment Protection Insurance, page F-23

26.   We note your disclosure regarding the significant estimates that went into developing the £3.2 billion provision in respect of payment protection policies. Please clarify whether for purposes of making redress you are canceling existing policies with the customers, or whether you are providing them with a monetary settlement and the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administration expenses.

Note 15 – Loss on Disposal of Business, page F-38

27.   We note your disclosure that in the second half of 2010, the Group reached an agreement to dispose of its interests in two wholly-owned subsidiary companies which operate oil drilling rigs that are under construction. Your disclosure goes on to state that the sale was completed in January, and that you provided financing on normal commercial terms and negotiated on an arms-length basis, and accordingly, you derecognized the subsidiaries as of December 31, 2010. Please clarify why you believe that derecognition of the subsidiaries as of December 31, 2010, instead of as of January 2011 when the sale was complete, was appropriate. As part of your response, please address the guidance in paragraph 24 of IFRS 5.

Note 22 – Securitizations and Covered Bonds, page F-46

28.   We note your disclosure in the table illustrating the gross assets securitized and notes in issue for your principal securitization and covered bond programs. Please tell us why for certain of your programs (Irish residential mortgages and motor vehicle loans) the notes in issue exceed the amount of gross assets securitized.

Note 55 – Financial Instruments, page F-95

Fair value of financial instruments carried at amortized cost, page F-99

29.   We note your disclosure that the carrying value of the variable rate loans and those relating to lease financing is assumed to be fair value. Please tell us how you concluded that it was appropriate to not factor in an element related to credit losses for your variable rate loans and lease financing. As part of your response, please address the guidance in paragraph 27(b) of IFRS 7 which requires disclosure of the methods and assumptions applied, and gives an example of disclosure related to estimated credit losses. Additionally, we note your disclosure that for commercial and personal customers that have fixed rate loans, you discount anticipated cash flows at market rates for similar loans offered by the Group. Please confirm that your use of "anticipated" cash flows indicates that you have factored in an estimate of credit losses into your fair value

disclosure. If not, please tell us why, and if so, please include disclosure of the assumptions used related to credit losses in future filings.

Note 56 – Financial Risk Management, page F-106

(3) Credit Risk, page F-108

Loans and advances which are neither past due nor impaired, page F-110

30.   We note that the definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally. Please expand your disclosure to discuss these characteristics and the related factors you considered for purposes of classifying all of your loans in these categories, separately discussing any differences between the loan portfolios. Additionally, discuss the differences in how the different loan portfolios are managed that results in the differences between classification in the different categories.

Note 57 – Consolidated Cash Flow Statement, page F-121

31.   We note your disclosure of "other" non-cash items totaling (£2.9) billion, (£2.8) billion, and (£3.3) billion for the three years ended December 31, 2010, and that such amounts make up a range of 30% - 68% of total non-cash items for those periods. Given the significance of the "other" amounts, and the fact that it results in a "use" of cash on the statement of cash flows even though it is described as "other non-cash items" please tell us and expand disclosure in future filings to address the items making up this balance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director